[redacted]

12013066

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FEB 29 2012

Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68542

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17A-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **03/30/11** (MM/DD/YY) AND ENDING **12/31/11** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **Apollo Global Securities, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9 West 57th Street
(No. and Street)

New York	**NY**	**10019**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Mullins **212-822-0557**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

Two World Financial Center	**New York**	**NY**	**10281**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of Information contained in this form are not required to respond Unless the form displays a currently valid OMB control number

SEC 1410 (06-02)

AFFIRMATION

I, Barry Giarraputo, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Apollo Global Securities, LLC as of December 31, 2011, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Barry J. Giarraputo,
Chief Financial Officer

Subscribed to before me this
28th date of February 2012

Notary Public

WENDY K. MODLIN
Notary Public, State of New York
No. 02MO6022452
Qualified in New York County
Commission Expires March 29, 2015

(SEC I.D. NO. 8-68542)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2011
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

******

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Apollo Global Securities, LLC:

We have audited the accompanying statement of financial condition of Apollo Global Securities, LLC (the "Company"), as of December 31, 2011 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Apollo Global Securities, LLC at December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2012

APOLLO GLOBAL SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Cash	$	44,247,265
Receivables from affiliates		7,968,896
Other assets		10,343
TOTAL ASSETS	$	52,226,504

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	488,018
Payables to affiliates		13,204,428
TOTAL LIABILITIES		13,692,446
MEMBER'S EQUITY		38,534,058
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	52,226,504

See notes to statement of financial condition.

1. ORGANIZATION

Apollo Global Securities, LLC is a Delaware Limited Liability Company (the "Company") and an indirect, wholly-owned subsidiary of Apollo Management Holdings, LP (the "Parent"), a Delaware Limited Partnership. The Company was formed on March 3, 2010 and commenced business operations on March 30, 2011 when it was granted membership in Financial Industry Regulatory Authority ("FINRA"). Both the Company and the Parent are subsidiaries of Apollo Global Management, LLC.

The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and FINRA. The Company provides services relating to the placement of interests in private funds and partnerships, advice on merger and acquisition transactions, and may also engage in firm commitment underwritings in connection with the resale of securities pursuant to Rule 144A under the Securities Act of 1933. Prior to March 30, 2011 (commencement of operations), the Company was capitalized with $10,010,000.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions including those regarding certain accrued liabilities in the statement of financial condition. Management believes that the estimates utilized in the preparation of the statement of financial condition are reasonable and prudent. Actual results could differ materially from these estimates.

Cash—The Company only holds cash and does not hold any cash equivalents at December 31, 2011.

Revenues—As a result of providing transaction advisory services to certain private equity and capital markets portfolio companies, the Company is entitled to receive transaction fees related to the acquisition and disposition of portfolio companies. Transaction fees are recognized when the underlying services rendered are substantially completed in accordance with the terms of their transaction agreements.

Allocation of Expenses from Affiliates—Pursuant to a Services Agreement between the Company and the Parent, the Parent provides through affiliates certain services, facilities and personnel as required for the Company to perform its broker-dealer business. The Parent initially pays all expenses associated with

providing the services and allocates the expenses to the Company, at cost, based on headcount.

3. FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's assets and liabilities are carried at fair value or amounts which approximate fair value. Assets and liabilities that are recorded at amounts approximating fair value consist primarily of receivables from and payables to affiliates.

4. INCOME TAXES

The Company is a single-member limited liability company and as such is not liable for income tax. Instead, income or loss attributable to the Company's operations is passed through to its Parent who is responsible for reporting such income or loss at the federal, state and local levels. Accordingly, no income tax provision has been recorded.

5. COMMITMENTS AND CONTINGENCIES

Risks and Uncertainties—The Company primarily generates its revenues by executing and facilitating transactions for affiliates of the Parent, including portfolio companies of the funds they manage ("Related Parties"). Revenues for these services are based primarily on transactions with portfolio companies. As a result, the Company's revenues could vary based upon the transaction volumes.

6. NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer with the SEC and FINRA and, accordingly, is subject to the net capital rules under the Securities Exchange Act of 1934 and FINRA. Under these rules, the Company is required to maintain minimum net capital of no less than the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2011, the Company's net capital was $30,554,819, which exceeded the minimum requirement by $29,641,989. Dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC.

7. RELATED PARTY ACTIVITY

As of December 31, 2011, the Company had receivables from affiliates of $7,968,896 and payables to affiliates of $13,204,428.

The Company is involved in transactions with affiliates of the Parent, including its portfolio companies of funds managed by such affiliates whereby the Company will earn transaction fees for its service.

The Parent pays certain compensation, occupancy, general and administrative expenses on behalf of the Company based on the Service Agreement for which

the Company reimburses the Parent at cost. Pursuant to a fee agreement, between the Company and the Parent, the Company is reimbursed for expenses relating to placement services.

In September 2011, assignment agreements were executed to legally transfer revenue from related parties to the Company. Prior to this time, the Company's expense allocation methodology was not fully adopted and implemented. The Company's expense allocation methodology was instead based on specific costs attributable to those transactions.

8. SUBSEQUENT EVENTS

On January 25, 2012 the Company obtained a temporary subordinated loan from the Parent in the amount of $20 million at a rate of 4.23% annually. The loan was obtained so that the Company could participate as an underwriter of securities and maintain compliance with the net capital requirements of Rule 15c3-1. The loan is payable no later than March 10, 2012.

The Company has evaluated the impact of subsequent events through the date the statement of financial condition was available to be issued, and except as disclosed above, determined there were no subsequent events requiring adjustment or further disclosure to the statement of financial condition.

*****

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 28, 2012

Apollo Global Securities, LLC
9 West 57th Street
New York, NY 10019

In planning and performing our audit of the financial statements of Apollo Global Securities, LLC (the "Company"), as of December 31, 2011 and for the period from March 30, 2011 (commencement of operations) to December 31, 2011 (on which we issued our report dated February 28, 2012 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP